Filed by Altair Nanotechnologies Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Altair Nanotechnologies Inc.
Commission File No.:001-12497

FORWARD-LOOKING STATEMENTS

Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed  change of jurisdiction of incorporation of Altair Nanotechnologies Inc. from the Canadian Business Corporations Act to the Nevada corporate code, statements regarding future aspects of Altair’s relationship with Proterra, statements regarding potential orders in the stationary power market and other markets, statements regarding a possible reverse stock split and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Altair Nanotechnologies Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Altair Nanotechnologies Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the domestication from Canada to Nevada may not be approved by shareholders and, if approved, may not be implemented; (2) anticipated benefits related to strategic joint ventures, governments transactions and lessening of regulatory burdens may not materialize for various reasons, including the early stage of the company’s products, liquidity issues and credit restraints affect the company and potential customers and other factors affecting the company’s competitive situation generally; (3) future orders from Proterra may be adversely affected by the performance of Proterra’s buses (including potentially issues related to the company’s batteries and issues unrelated to the company’s batteries), liquidity limits facing Proterra’s potential customers and other issues that may limit the growth of Proterra’s business or its decision to use the Company’s battery systems; (4) future orders in the stationary power industry may not occur as anticipated because of possible issues associated with the company’s battery systems, liquidity and credit issues facing potential customers, the stage of development of the technology, political and regulatory concerns and other reasons; and (4) the Board of Directors of the company retains full discretion as to whether or not to implement a reverse stock split, which decision will be based upon future market circumstances that cannot be predicted; and the results of any decision may not be as anticipated because of factors such as the unpredictability of market response of a decision, the effect of future orders or the absence of future orders, general trends in the stock market and economy generally and other factors.  Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2009 Annual Report on Form 10-K of Altair Nanotechnologies Inc. and subsequently Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).  Altair Nanotechnologies Inc. does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the redomestication of Altair Nanotechnolgies Inc. from the Canadian Business Corporations Act to the Nevada Corporate Code.  Altair Nanotechnologies Inc. has filed a Form S-4 with respect to the proposed transaction and may file other relevant documents concerning the proposed domestication transaction the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Altair Nanotechnologies Inc. free of charge by contacting: John Fallini, Chief Financial Officer by phone at (775) 858-3750 or by mail to P.O. Box 10630, Reno, Nevada, U.S.A. 89510-0630.

ALTAIR NANOTECHNOLOGIES

Moderator:  Terry Copeland
July 14, 2010
12:00 p.m. CT

Operator:	Good day, ladies and gentlemen, and thank you for standing by. And welcome to Altairnano Incorporated Executive Forum Conference Call. At this time, all participants are in a listen-only mode.

Later, we'll conduct a question-and-answer session and instructions will follow at that time.  If anyone should require any assistance during the program, please press star then zero on your touch-tone telephone for live operator.  As a reminder, this conference may be recorded.

And now, I'd like to turn the conference over to our speaker, (Nicole Schoenberg). Ma'am, please go ahead.

(Nicole Schoenberg):
Thank you.  I've been asked to make the following statement.  The statements on this conference call that relate to future results, markets growth plans, or performance are forward looking and involve certain risks and uncertainties including those associated with uncertain demand for our products and services, the early stage development of many of our products and services and related markets and other risks identified in the company’s SEC filings, including the most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Actual results, events, and performance may differ materially.  Conference call participants are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this conference call.  Altairnano undertakes no obligation to update these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

Now, I'll turn the call over to Terry Copeland, President and CEO of Altairnano.

Terry Copeland:
Thank you (Nicole).  Good morning and welcome to our July Executive forum.  With me today is John Fallini, Altairnano's Chief Financial Officer.  On today's call, we'll discuss recent developments including the Proterra long-term supply agreement, the (inaudible) market financing agreement, recent stock activity and the status of our NASDAQ listing.

I would also like to address some of the business reasons underlying the domestication proposal subject to shareholder vote at the special shareholder meeting scheduled for July 30th, 2010.  On June 24th, Altairnano signed a long term supply agreement with Proterra Incorporated to supply advanced lithium-ion battery modules for incorporation into Proterra's all-electric and hybrid-electric buses.

This agreement reflects a culmination of more than two years of collaboration with Proterra.  Based on their research, Proterra concluded that the unique performance characteristics of the Altairnano battery including complete recharge in under 10 minutes, high reliability and efficiency, and the industry leading cycle life were an excellent fit for their transit bus application.  Today, other competitors’ batteries have not achieved this level of performance.

The initial purchase order of $4.6 million which is in addition to the $850,000 May purchase order is for delivery of modules through June 2011 with ongoing orders anticipated thereafter as Proterra continues to gain customer traction and completes its state-of-the-art manufacturing facility in Greenville, South Carolina.  Full capacity production volumes of 12 buses a day or 3000 per year are anticipated by Proterra based on a recent article posted on greenvilleonline.com.

To put this in perspective for you, roughly 400 to 500 buses as currently configured would consume our current annual supply of nano lithium titanate.  As such, the purchase and supply agreement represents a significant milestone for Altairnano and validates the unique operating capabilities of our battery in the mass transit market.

I'll now turn the call over to John Fallini.

John Fallini:
Thanks, Terry.  In planning for the cash requirements of the company, there are two principles that we always try to live by.  They are, first, have available sufficient cash to run the business.  And second, when external financing is required, obtain it in the least dilutive manner possible for our existing shareholders.

These principles are the drivers behind why on June 9th, 2010 we entered into an at-the-market issuance sales agreement with Thomas Weisel Partners to sell our common shares up to a maximum aggregate offering of $15 million.  Sales of shares under the sales agreement will be made on the NASDAQ capital market by means of ordinary brokers' transactions at market prices, in privately negotiated transactions or as otherwise agreed by Thomas Weisel and the company.

A fixed commission rate of five percent of the gross sales price for any common shares sold is paid to Thomas Weisel acting as the sales agent and no warrants are issued in conjunction with these sales.  This financing agreement offers flexibility in both the timing of share sales, has low transaction cost and limits the dilution to shareholders as compared to other traditional methods of financing which often requires significant share price discounts and the issuance of warrants.

The number of shares sold, net proceeds received and commissions paid will be disclosed in our forthcoming 10-Q and 10-K SEC filings.  I would now like to address the status of our NASDAQ listing and recent stock trading activity.  In a letter dated June 22, 2010 NASDAQ stock market granted the company an additional 180 days until December 20th of this year to regain compliance with NASDAQ's $1 minimum bid price rule.

The receipt of this extension is consistent with the company's expectations as it had met all initial inclusion criteria for the NASDAQ capital market with the exception of the bid price.  As previously discussed in June 28th press release as a result of the grace period extension, the board of directors has postponed consideration of the reverse stock split.

The board considered feedback received from shareholders and other stakeholders in the company as part of their decision making process.  I think we can all agree that it’s preferable to achieve compliance with the minimum bid price rule through revenue growth and other positive operational achievements than through a reverse stock split.

Prior to the end of June, our year-to-date stock price activity was consistent with the overall (inaudible) in stock prices experienced by several of our better-known competitors as well as in the overall energy sector.  On June 29th, just before the close of trading, a significant decrease in our stock price occurred as the result of a single sale of over 3 million shares.  The (inaudible) believe that this related to the normal rebalancing of index portfolios for a particular fund that occurred at the end of each quarter.

We don't) currently meet the market's cap requirements of companies included in this particular fund and consequently were dropped from inclusion in it.  Since that time, the trends of the stock price reflects a recovery to its previous level before that rebalancing.  As mentioned previously, revenue growth is key to building value for our shareholders and the company.

We're closely managing our spending, continuing to improve product costs, we're vigorously developing our price line and expanding our sales efforts to drive new business and facilitate the closing of deals.  Signing the Proterra long-term supply agreement is a critical achievement as it validates the value of our battery technology in the mass-transit market and positions Altairnano to benefit from the growth opportunities in this sector.

Although the opportunities in our utilities sales pipeline are not closing as quickly as we had hoped, the number of opportunities continues to increase and contract negotiations are ongoing with several of those prospects.  As we experienced in mass transit, we believe the strength of our technology in the global utility market will also be validated as anticipated opportunities come to fruition.

I'll now turn the call back over to Terry.

Terry Copeland:
Thanks, John.  I'd like to take some time now to discuss the business strategy underlying the domestication proposal that will be put to a shareholder vote at a special shareholder meeting at the end of this month.  We believe the domestication proposal which has been unanimously approved by our board of directors is very important to the future of our company.  And we encourage all shareholders to participate at that meeting.

Whether or not you plan to attend the special meeting, be sure to vote.  Your vote is very important.  The proxy circular is available for viewing and downloading on our Web site at www.altairannualmeeting.com.  With regard to the domestication proposal which relates to changing our jurisdiction for incorporation from the Federal Jurisdiction of Canada to the state of Nevada, we believe there are a number of compelling reasons to effect the domestication.

First, the ability of the companies to engage in strategic joint venture, acquisition and (disposition) transactions would be in hand.  The ability to formalize strategic relationships and business ventures more effectively, quickly and efficiently is a key to the company's future development and growth.

Second, domestication to the state of Nevada will also facilitate our strategic relationships with the eligibility for contracts from the U.S. Government which could potentially increase growth.

And third, certain regulatory burdens under the Canada Business Corporations Act and the related administrative cost would be eliminated if the domestication were effected.

We believe the time to complete the domestication is at optimum from a strategic as well as cost standpoint.  Based on our expectations that the company will be more valuable in the future, it’s more favorable to domesticate now in order to avoid a potentially much higher cost in the future as the Canadian tax consequences are based on the company's valuation.  We believe now is the time to domesticate to the state of Nevada and position ourselves to achieve our strategic goals and enhance shareholder value.

Now we'd like to open the call up for questions for (inaudible). Operator, please go ahead.

Operator:
Thank you sir.  Ladies and gentlemen, if you do have a question at this time, please press star then one on your touch tone telephone.  If your question has been answered or wish to remove yourself from the queue, please press the pound key.

Again, ladies and gentlemen, to ask a question, please press star then one on your touch tone telephone. One moment for questions to queue.

All right. Our first question in queue comes from Marco Rodriguez with Stonegate Securities. Please go ahead.

Marco Rodriguez:
Good afternoon, guys.  Thanks for taking my question here.  Wondering if you can help frame the new Proterra supply agreement.  Would you characterize that agreement as similar to the one you signed back in August '09?

Terry Copeland:
It’s a broader agreement and a broader statement of how the supply is going to work over the long-term and clearly first purchase orders are significantly larger than it had been outlined in the purchase orders associated with the August issuance last year, that was about 850,000 which again was duplicated in May of this year.

Now, we're starting to talk about you know real volumes and growing their commercial business, and you know, our intention of being their supplier for the long-term.

John Fallini:
Let me, Marco, if I can add a comment to that.  The initial contract that we had with Proterra was more of kind of an off-the-shelf purchase order if you will, we need to buy X number of battery modules.

This contract has really established this framework for a long-term working relationship together where, for example, we're going to work together on the cost-reduction roadmap to help (members) reduce their costs and things that we can do to reduce our cost to that.  So that's the foundation that wasn't really in that earlier contract.

Terry Copeland:	It’s much more of a customer-supplier partnership than an arms-length transaction.

Marco Rodriguez:	OK. So, would you – I guess in asking it in a slightly different way, are you expecting the pricing and the margins, are they better, are they worse, are they the same?

Terry Copeland:
I think as with any long-term game plan, you always expect your cost and customer pricing to go down as your volumes go up.  We've indicated on numerous occasions that you know, prices are (because) volumes are low and the expectation would be that you know, those (inaudible) would change as the volumes go up.

And I think that is naturally Proterra's assumption as well.  We haven't laid out specific long-term pricing in this supply agreement.  But we had indicated as John said, a joint effort going forward to optimize the whole system and the cost to ...

John Fallini:	For both parties.

Terry Copeland:	... for both parties, exactly.

Marco Rodriguez:
Right.  And then, if you could clarify one thing for me on the offering at the market share sale that you're doing, is that being conducted then by retail brokers or how is that kind of working mechanically?

John Fallini:	We have an agreement with Thomas Weisel Partners and they are the broker basically handling those sales for us.

Marco Rodriguez:	Right. So, is it – when somebody wants to buy shares, is this a retail investor calling up Thomas Weisel or how is that working?

John Fallini:
Well, they place their order through their broker as they would normally do. And depending on how many shares we're looking to sell at that particular time, Thomas Weisel then would enter into the transaction as the seller.

From the buyer standpoint, they really don't see a difference between buying of shares from us or some other shareholder who already has existing shares. It’s invisible to them.

Marco Rodriguez:
OK.  So for a retail investor or even I guess an institutional investor calls up Thomas Weisel and they say they want to trade in your shares, they want to buy your shares.  They don't need to indicate that it’s for the (inaudible) offering if you will.

John Fallini:	Not at all. And they don't have to call Thomas Weisel. They can call their normal broker, whoever they deal with to place the order.

Marco Rodriguez:	OK. All right. Thanks. I'll jump off (inaudible).

John Fallini:	You're welcome.

Terry Copeland:	Thanks, Marco.

Operator:
Thank you sir.  Once again, ladies and gentlemen, if you do have a question at this time, please press star then one on your touch tone telephone.  If you are on a speakerphone, please lift your handset before asking questions.  And if there are any electronic devices, please remove them from the premises of the area.

Our next question in queue comes from (Dalton Oria) with Stifel Nicolaus. Please go ahead.

(Dalton Oria):	OK. Good morning Terry, good morning John.

John Fallini:	Good morning.

Terry Copeland:	Hi, (Dalton).

(Dalton Oria):	Hi. I do apologize. There does appear – the audio quality is very – kind of poor. So it does sound a little bit like a Star Wars movie.

But I was wondering if you could you know, update us on the Multi Megawatt order we've heard about in the past you know, what is the – you know, what's currently holding it up and you know, what your expectations are in terms of closing that?

And perhaps, part two of the question is you know, are the RFPs or the opportunities you're in discussions with for other customers you know, has there been an increase in momentum or you know, or are there more opportunities you are involved in now than perhaps you were three months ago?

Terry Copeland:
With respect to the primary targets that we've mentioned in the past, the 10-megawatt international, that continues to move forward.  We continue to have indications from the president of that company that things are progressing.

They have some final hurdles that they need to overcome with their government agency.  I guess it’s the best way to characterize it.  And they believe that once that's complete, they anticipate that within a few weeks now that then we can move it to – into the final negotiations with them and pull this thing together.

We know it’s been a – kind of a long, long story and certainly a learning experience for us from that perspective. But I really do think we're finally getting down to the (inaudible) here.

With regard to other opportunities that are out there, I think, some of this has been, well, not specific to Altairnano.  It has been made public from groups like New York ISO and PJM with – in this – I'm talking domestic opportunities now with where they are planning to go over the next couple of years.  I believed New York ISO has put out 60 megawatts of frequency regulation opportunities.

(Beacon) power has said that they are going to take 20 of that.  And I believe AES is pursuing 40 megawatts of that.  We’re, of course, talking about that, those 40 megawatts opportunities with AES they're you know they're interested in our capabilities there.

It’s interesting if you look at the performance requirements of the New York ISO versus the PJM where our current batteries have been – they're actually much more stringent from a technical perspective, which frankly puts us in a – from a technical perspective in a more favorable light than the competition.

I would remind everybody that the one-megawatt battery (as PJM) has now been in operation for more than a year in commercial operation.  And it is the only lithium-ion battery system building frequency regulation and commercial operations in the world today.

John Fallini:	It’s been working flawlessly.

Terry Copeland:
And has been working flawlessly.  That's correct.  The other – the second megawatt that (AES) has – is now in position in Texas, I honestly don't know whether they’ve turned it on yet or not.  But if they haven’t it’s imminent.

As far as other international opportunities, we continue to pursue those.  I mentioned, I think in the last phone call that China is very interested in looking at grid opportunities for batteries.  We continue our dialogue with the various groups in China around that – not ready to announce any sales at this point in time, but we continue the dialogue.

(Dalton Oria):	Thank you.

Terry Copeland:	Thanks, Dalton.

Operator:	Thank you. Our next question in queue comes from (Steven Shaw) with San Francisco Century. Your line is now open.

(Steven Shaw):	Hi, Terry. Hi, John.

Terry Copeland:	(Inaudible).

(Steven Shaw):
Hi.  Just to echo the previous comments, the sound quality and conference call, operator, for you two – really deteriorated when John started talking.  It developed an echo.  And it’s almost hard to understand you guys.  Just so you know that – I don't know whether it’s the phone or the equipment, and you really have to concentrate.

My question was regarding capacity versus demand for the Proterra buses.  Just – if I think I heard it right, you said the South Carolina papers are talking about an eventual rate of 3,000 a year.  And did I hear you right that your capacity at this point would be 500 a year, is that right?  And you know, what the potential is to grow the capacity in terms of adding shifts and things like that.

Terry Copeland:
That's the correct analysis.  And we can – we've said previously, we can (inaudible) scale up our (LPO) production capability.  And you know, Proterra will not be at that 3,000 rate next year.  It’s going to be a couple of years out.  They have not identified publicly at what point in time they believe they will reach full capacity.

So you know, we don't have to scale up tenfold next year.  There's lots of time and part of our agreement with them is to monitor very closely their growth.  So that we have the appropriate scale of time available.

We have shared some of that information with them on a confidential basis so that we can work together in a true partnership to really respond to that market.  Let me add on a side note relative to the phone quality, we hear everybody loud and clear.  So I suspect, operator, that it may be somewhere in your bridge that's causing the problem.

(Steven), does that answer your question?

(Steven Shaw):	Yes, it does. Thank you very much.

Operator:	Thank you, sir. Our next question in queue comes from (Walter Mateo) with RT Capital. Please go ahead.

Terry Copeland:	Hi, (Walter).

(Walter Mateo):
Hi.  If I could – I’d like to swing back around to the stock sale agreement and just kind of clarify for me.  Is this – can you call on them to sell stock when you need to raise capital?  Is that how it’s established?  And you know and what sort of time constraints is there?  And how quickly can you get your hands on some capital if and when you need it?

John Fallini:	We filed a registration statement with the SEC to raise up to $15 million through this ATM financing. And we have the ability if so choose to sell shares on a daily basis.

The limitations are essentially, what is the daily volume – trading volume in our stock and what's the daily price.  We don't want to share it to the – sell it to the point where we are driving the price of our stock down.  So that's from a practical standpoint, a major consideration that we look at.

But basically, we can on a daily basis if we want to go in and sell stock. Three days after that is when we actually receive the cash from those shares. So it’s a very fast turnaround.

(Walter Mateo):
Yes.  OK.  All right.  And if we could just jump over to marketing a little bit.  And can you give me a little bit more clarity on the you know, the mechanism that you have in place now to get out there and try to build some market share, get your name and product you know, scattered about the countryside?  You know, what sort of effort or you know, mechanism do you have in place to go out and accomplish that?

Terry Copeland:
Well, first it’s broader than domestic, it’s international as we indicated previously.  We think particularly with regard to the large format system ALTI-ESS stationary power system that we may well see traction outside the U.S. more quickly than inside the U.S.

So we are looking at strengthening our capabilities in those markets and are showing a more active presence in those – in those areas.  Domestically, New York and PJM are really the only two areas, Texas as well, but are the two primary areas within the U.S. where frequency regulation via battery systems is permitted and mechanisms are in place for commercial employment i.e. for people to get – to get paid for using batteries.

So we are, of course, aggressively in discussions with operators in those areas around deploying systems.  But we continue also with Hawaii on some demonstration systems that are related to wind integration.  In fact, those are progressing.  We’ve had technical, significant technical interactions with those groups as recently as this week.

(Walter Mateo):	All right. Thanks. I'll follow up later on when we can get a better connection here. It’s really hard to follow what you guys are saying but I appreciate the response. Thank you.

Terry Copeland:
I apologize for the connection, (Walter), and we will definitely follow up.  I hope this is significantly better for everybody.  We can go ahead, operator, and continue with questions if there are others.

Operator:
Yes, sir.  As a reminder, ladies and gentlemen, to ask a question, please press start then one on your touch tone telephone.  Our next question in queue comes from (James Ducket) who is an individual investor.  Your line is now open.

(James Ducket):
Yes.  Thank you, gentlemen.  You do sound a lot better with that change you just did.  I'm just wondering regarding the domestication that, and assuming that this does get approved at the meetings on July 30th.  How is the value of the company determined?  Is it based on share – the value of the stock price or is it some other metric?  And if it is the share value – the price of the stock, is it based on the price on that day of the meeting or some other day?  And, just kind of trying to understand that process.  And that's the end of my question.  Thank you.

John Fallini:
Yes.  The value, it’s based on the value of the assets, and the share price is a large component of that.  There is a process that they go through looking at our physical property and the assets that we have, how the market looks at us and a consolidation of all of those results and here is the end value for tax purposes.  As long as the price of the stocks stays roughly below $1.75, $1.90, in that range, the tax consequences to the company will be very low.  Once the price – if the price gets above that, then, we start running into considerable increase in the taxes that we will be liable for and it might not make sense then to actually do it at that point.

(James Ducket):	OK. I guess, that answers my – and I guess it was just the – that value – what date do they pick? Is it the meeting date or is it just some date after that at some point or the ...

John Fallini:	It’s the date that we actually do the domestication, the switch.

(James Ducket):	OK.

John Fallini:
So, if we were – if we, for example, get approval from the shareholders on the 30th of July and the Board meets on August 5th and says, "Yes.  We are going to execute this."  Then, August 5th is when the values would be calculated.

(James Ducket):	OK. That's perfect. Thank you. That answers my question.

John Fallini:	You're welcome.

Terry Copeland:	Thanks, (James).

(James Ducket):	Yes.

Operator:	Thank you. Our next question in queue comes from (Warren Stevens) who is also a private investor. Your line is now open.

(Warren Stevens):
Yes.  Some time ago, we heard about the (ESS) getting about $900 a day or some such in PJM.  Are these changes that I think you referred to in PJM and NYISO?  Are they going to affect that amount significantly?

Terry Copeland:
The broad answer to your question is no.  Again, these values are considered basically on a day-to-day basis.  I think over the last 18 months they have dropped considerably from their – from the peak of about $80 to $90 per megawatt per hour.  And so, it varies with time.  I don't think that the introduction even within New York ISO of 60 megawatts of additional frequency regulation will make any significant difference on the broad pricing.

(Warren Stevens):	OK. One more thing, do you have a headcount number change from the beginning of the year?

John Fallini:	We're pretty flat.

Terry Copeland:	Yes. We're pretty flat. We haven't made any significant additions or reductions.

(Warren Stevens):
OK.  One last thing, because of the audio problems, is it possible for you guys to post any of your prepared comments on the Web site or something later so we can kind of check back on some of those things?

Terry Copeland:	Yes. They should be available tomorrow.

(Warren Stevens):	OK. Great. Thanks.

Terry Copeland:	And again all who have remained online, thank you for your perseverance and I really apologize for the audio quality. We'll do better.

Operator:	Thank you, (Warren). Our next question in queue comes from (Richard Vault) who is also a private investor. Your line is now open.

(Richard Vault):
Yes.  Two things, one, in previous calls you had mentioned that there have been some quality control issues with the manufacturing of the product from a single-source provider.  I'm wondering if that's been resolved.

And my other question would be, now, that you are dealing with the Proterra proposition, you're kind of back in the mix with the (UQM) whom you had with, previously with the (Phoenix) motor car issue.

You mentioned that part of the domestication was an effort to increase your ability to get involved with products that you know, are down here in the United States, have you looked at any strategic alliances with other companies?  You know, I know that (UQM) has aligned with (Borg Warner) and you guys would be a natural fit in completing the drive train.

Terry Copeland:
OK.  Let me take those in the order that you asked.  The first with regards to the quality control issue – yes, we believe we have that under control now.  We have authorized our contract manufacturer to continue manufacturing cells for us and deliveries are underway.

With regards to Proterra and (UQM) and the broadly the question of strategic alliances within the U.S., we continue to evaluate those opportunities on a case-by-case basis.  We can't really talk, until things are completed in any of those, we can't really talk about them in advance.

But I will say that you know, we routinely look at those kinds of opportunities.  And it is those kinds that would be enhanced by the domestication always depending upon you know how strong a tie are you really trying to create, and by doing the domestication, that will give us maximum flexibility.

(Richard):	OK, thank you.

Terry Copeland:	Thanks, (Richard).

Operator:	Thank you. Our next question in queue comes from (Donald Dornbush) who's also a private investor. Your line is new open.

(Donald Dornbush):
Thank you, Dr. Copeland.  Thanks for the update.  And we just hear pieces and parts of it.  It’s hot out here in the Midwest.  I think I might be out in your neighborhood too.  And I'm wondering, do your sales executives that are out there working primarily in the energy grid area, are they starting to see some sense with the utilities that are going you know, the better days are ahead now.  Now we’ve had this huge you know downturn in terms of demand and regulation issues and stuff like that.  What is the color with your representatives now saying?  Are the utilities starting to move a little bit more aggressively instead of pulling back?

Terry Copeland:
I think we're seeing a bit more activity whether it’s you know I don't know how one would define normal activity since this is really kind of a start-up arena you know, a new market.  It’s hard to define what normal is.  But I would say there's been more activity and again, I would emphasize both domestic and international.

That said, I think the utilities will continue to watch broadly the economy and I think there's still a pragmatic return about the economy in general out there, but you know I think we – I'd like to think we've bottomed out.  Only time will tell.

(Donald Dornbush):	OK. Anything new on (O&R), phase two or…

Terry Copeland:
The work continues.  We're working on building the next piece of that for them.  And that the contractual efforts on (O&R) three continue.  We, again, hoped to have that come to a conclusion.  There's been kind of a change of personnel on their side as I understand that has given us a little bit of a twist.  But we'll get through that and they're very pleased as I said in the past with what they've seen.

(Donald Dornbush):	(Inaudible). Thank you.

Terry Copeland:	My pleasure.

Operator:
Thank you.  Again ladies and gentlemen, if you do like to ask a question, please press star then one on your touch tone telephone.  Our next question in queue comes from Elliott Hinman with S&H Finance.  Your line is now open.

Elliott Hinman:
Hi, Terry.  I got to apologize if I'm going to go over something that (Larry) said, but I was also caught with that couldn’t hear deal.  You know, I still represent our group which is still fairly substantial with over 200 stock holders.  And I have two questions that I want to address here; number one, and I don't know if you've addressed this – and then I want to comment on what our group feels so you'll understand, are you guys still considering this reverse stock split?

Terry Copeland:	The reverse stock split is still – is still open as a possibility, yes. We haven't made any decisions to do that. We have certainly haven't pulled the trigger, but we still have that option.

Elliott Hinman:
OK.  So, I wanted to just quickly comment and put our input into this.  We don't really care and we've also talked with other groups and other stockholders, we don't really care about this de-listing, OK, because there are many companies out there that are not listed and they don't care about it either.

If we're going to succeed as a company, I'm talking about Altair Nano, if we're going to succeed as a company, to heck with those guys up in NASDAQ.  Well, actually – they're going to actually re-list us and it’s going to matter.  The stock could go to $2 or $3 before they re-list you.  And we don't care because what we care about is doing business.

So you know our feelings are that we don't want to be concerned.  We feel that that would be a very bad move for the company.  So, that was – that's just our feelings on that and you don't really need to comment because you've heard this.  I've seen from a million e-mails but we just want to let you know that we don't really care about that de-listing.  It doesn't matter to us at all and it shouldn't matter to any long-term players.  If we're going to win this war, we're going to win it from you guys running the company, making sales and you know eventually we're not going to you know – NASDAQ or anybody else isn't going to make a difference.

The second thing is this morning I emailed you a copy of a DOE and a department of – I forget what else – in cooperation with another agency.  They've just opened – they're working on opening a large, near Reno somewhere, a large area where they're going to be asking companies like Altair now to participate in solar energy projects.  They're going to (inaudible) testing site for atomic weapons, but you know I can't comment on that.  But it’s a pretty big deal.  It’s a lot of money.  It involves (inaudible) hundreds of millions of dollars that they were throwing in there.

Have you guys been made aware of that?  I sent you a DOE memo on that this morning.  Are you aware of that and hope to somehow – you know, I don't know the current status of this moving.  We know that that's always been hanging out there with the solar.  Are you aware of that and/or think that you can participate in something like that?  It’s very, very close to where the facility is.

Terry Copeland:
I am aware of it and I did, by that way, see your e-mail, though I confess I haven't opened it yet.  But yes, I am aware of it.  It’s actually in Southern Nevada not Northern Nevada, in the Vegas – it’s down in the Vegas area.

My understanding and – I think we're talking about the same project here – my understanding is that initially, they're looking at solar thermal rather than TV solar and the characteristics of solar thermal are considerably different than TV solar in that you're basically using a thermal fluid as a buffer for short-term fluctuation.  So, it’s a different animal.  Whether we can get that expanded more broadly if you're looking at TV solar you know that may well be possible.  I don't know.  We have to look into it.  But yes I am certainly aware of it and we're following it.

Elliott Hinman:
Yes.  I was – I didn't read it that way.  Kind of in fact I didn’t even see the word of thermal solar in there so but you know I'm not the expert in this.  I do get the DOE memos every morning.  If they're out everyday and they are almost out everyday, so I keep an eye on this.  OK.

Terry Copeland:	Well, we've been – in fairness, in fairness. So, we may be talking about two different programs because I have, like, I have an open (inaudible) and look at it.

Elliott Hinman:	Yes, because it was just released this morning. So, it probably wasn't something that you would – might have known about previously because it just wasn't out there. It came out this morning.

Also, I just want to echo some of the calls, if you could get in (print) on the website, on the first part of this thing, it would be much appreciated because we're really interested to hear what you have to say.  We'll good luck from (inaudible).

Terry Copeland:	It will be done. It will be online, available tomorrow.

Elliott Hinman:	OK. Thanks, Terry.

Terry Copeland:	Yes, thanks. Good to talk to you, Elliott.

Elliott Hinman:	OK. Good talk to you too.

Operator:	Thank you. Our next question in queue comes from (Alex Wahba) with First Allied. Your line is now open.

(Alex Wahba):	Hi, Terry, how are you?

Terry Copeland:	Is that (Alex)? Did I hear that correctly?

(Alex Wahba):	Yes.

Terry Copeland:	Thank you.

(Alex Wahba):	Hi, Terry. Can you hear me?

Terry Copeland:	Yes sir.

(Alex Wahba):	Hi, how are you?

Terry Copeland:	Well, thank you.

(Alex Wahba):
Would you as between now – just to, again comment on what Elliot just said.  Between now and December 20th, if you do feel or you get more confident on the 10 megawatt or other utilities company that might be interested in getting the deal done, would you consider taking this (reverse) completely off the table because it’s kind of hard for old investors to buy new shares or new investors for that matter, knowing that the company will (reverse) come December.

It’s to increase share holder value, you know if you really care about having some share holder value improvement here and I've been investing in Altair for more than like six or seven years.  Once investors know that this is not going to (reverse), you're going to see a lot of flock of money coming to the company but as long as this cloud is hanging in over there, nothing is going to happen.

So, I do believe that – I'm assuming there are a lot of other utilities companies other than the 10 megawatt, and if that's the case would you consider making an announcement to take it completely off the table?

Terry Copeland:
You know – our, one of our primary drivers – and I think (John) alluded to this earlier always is shareholder value.  How do we maximize shareholder value for the long term?  I mean that's the intent of virtually any decision we make that that's part of you know the decision making process.

And we would consider any significant event and the impact of that significant event on that decision.  The fact of the matter is that the shareholders – the majority of shareholders voted in favor of giving the board that flexibility and I think the board's desire – I won't speak for the entire board obviously but I think the board's desire is to maintain that flexibility until they believe that it’s no longer needed.

(Alex Wahba):
If you're using it like kind of an insurance policy if that's the case, in case you don’t get the sales but if not because it’s – there are other battery companies for instance on the (inaudible) not even on the bulletin board that's over $5 a share.

But it’s – and it’s (trading), I'm looking at it as we speak.  But, it’s – I understand from a CEO point of view like you know when I'm on the bulletin board, they don't get too much visibility on how to make the sales but you have the visibility under NASDAQ for years.  The sale is going to happen anywhere regardless what exchange you are on.

Terry Copeland:
I appreciate and accept both your comment and Elliot's comment as well.  Those are obviously part of the overall input that that would go into any decision, to either make such a (reverse) split or to put in – not that we are not going to do it.  We'll take all those things into consideration but I'm not going to today sit down and say, "Oh, if we get the 10 megawatt or whatever, we're not going to do the (reverse) split," that just doesn't make sense.

(Alex Wahba):	(Inaudible)

Terry Copeland:	Again, I accept your position and appreciate your comments. You're not the first person that has talked about that. And again, we take those comments seriously.

(Alex Wahba):	OK, all right, thank you.

Operator:	Thank you and this concludes our time for question. I'd like to turn the program back over to Terry Copeland for any closing remarks.

Terry Copeland:
Well, thanks very much.  I'm not sure how many people have hung in there given the audio difficulties.  I sincerely apologize for those, we will as we've indicated a couple of times have our initial comments posted on the Web by tomorrow morning.

And we will do everything we can to ensure that this same problem does not occur in the future.  You have our sincere apologies.  We do appreciate everybody's attention and interest in Altair Nano going forward.  I look forward with speaking everyone with – speaking with everyone again.  I guess the next opportunity will be at our quarterly conference call on August 5th.  So, thank you all very much for your time, I appreciate it.

Operator:	Thank you sir. Ladies and gentlemen, this does conclude today's program. Thank you for your participation and have a wonderful day.

END OF TRANSCRIPT